Caity Kennedy, age 33, is the VP – Chief Creative Officer and held the title Creative Director in the Prior Company. Caity is an accomplished artist who has acted as a point of artistic oversight / quality control within Meow Wolf since 2010. She brings skill across a range of artistic practices and has supplied a keen sense of finish to Meow Wolf projects. Caity oversees a team of more than 50 artists in collaborating on the exhibition while upholding a singular sense of quality and cohesion throughout.